FAIR WIND SECRETARIAL SERVICES LIMITED
富 榮 秘 書 服 務 有 限 公 司

3rd Floor, Kailey Tower, 16 Stanley Street, Central, Hong Kong.	9th Floor, Kailey Tower, 16 Stanley Street, Central, Hong Kong.
香 港 中 環 士 丹 利 街 十 六 號 騏 利 大 廈 三 樓	香 港 中 環 士 丹 利 街 十 六 號 騏 利 大 廈 九 樓
Tel: 2827 1778 • Fax: 2827 4790 • E-mail: fw@fairwind.com.hk	Tel: 2526 2186 • Fax: 2827 4836 • E-mail: fw@fairwind.com.hk

Your Ref:

Our Ref: S/5411/89   LTO/sl   8th April, 2002

Securities and Exchange Commission,
Division of Corporate Finance,
Office of International Corporate Finance,
Room 3045 (Stop 3-4),
450 Fifth Street,
Washington, D.C.20549,
United States of America.

Ladies and Gentlemen,

Re: Starlight International Holdings Limi
        ("the Company")
        Rule 12g3-2(b) Exemption
        File No.82-3594

02028621

Pursuant to Rule 12g3-2(b)(1)(iii), and on behalf of the Company, enclosed are the documents described on Annex A hereto for your attention.

These documents supplement the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 11, 1994.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned at (852) 2827 4748 in Hong Kong if you have any questions.

Thank you for your attention.

PROCESSED   Yours faithfully,
                                 For and on behalf of
MAY 0 1 2002   FAIR WIND SECRETARIAL SERVICES
                                                 LIMITED
THOMSON
FINANCIAL

                                             LO Tai On
                                             Director

Enc.

Annex A to Letter to the SEC
Dated 8th April, 2002 of
Starlight International Holdings Limited

The documents checked below are being furnished to the SEC to supplement information provided with respect to the Company's request for exemption under Rule 12g3-2, which exemption was established on January 11, 1994:-

DESCRIPTION OF DOCUMENT

1.   Title   :   Notification of movement of securities in Hong Kong

       Date   :   31st March, 2002

       Entities requiring item: HKSE pursuant to Exchange Listing Agreement; and

thly Return on Movement of Listed Equity Securities
the month ended _____ 31st March, 2002 _____

The Research & Planning Department of The Stock Exchange of
Hong Kong Limited

n: Starlight International Holdings Limited _____
(Name of Company)

Mr. Peter LEE Yip Wah _____   Tel No.: _2827 1778_
(Name of Responsible Official)

: _8th April, 2002_

Information of Types of Listed Equity Securities:
(please tick wherever applicable)

1.	Ordinary shares	:	√	2.	Preference shares:
3.	Other classes of shares	:			please specify: _____
4.	Warrants	:			please specify: _____

Movement in Authorised Share Capital:

	No. of Ordinary shares/Preference shares/other classes of shares	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month:	5,000,000,000	$0.10	$500,000,000
Increase/(Decrease) (EGM approval date):	Nil	Nil	Nil
Balance at close of the month:	5,000,000,000	$0.10	$500,000,000

) Movement in Issued Share Capital:

	No. of Ordinary shares	No. of Preference shares	No. of other classes of shares
Balance at close of preceding month:	2,693,225,402	Nil	Nil
Increase/(Decrease) during the month	Nil	Nil	Nil
Balance at close of the month:	2,693,225,402	Nil	Nil

(D) Details of Movement:

* please delete and insert "N/A" wherever inapplicable

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	IN NO. OF NEW SHARES ARISING THEREFROM
		Granted	Exercised	Cancelled		
SHARE OPTIONS* Type	No. of Options				No. of Options	
1. Employee share option scheme Exercise price: HK$_____	116,995,056	Nil	Nil	Nil	116,995,056	Nil
2. Employee share option scheme Exercise price: HK$_____ Exercise price: HK$_____	Nil	Nil	Nil	Nil	Nil	Nil
WARRANTS* Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
1. _____ Subscription price HK$_____						
2. _____ Subscription price HK$_____						

CONVERTIBLES*

Class	Units	Converted (Units)	Units
Convertibles Notes	N/A	N/A	N/A
Convertible price: HK$ _____			

OTHER ISSUES OF SHARES*

Rights Issue	Price:	Issue and allotment Date:
Placing	Price:	Issue and allotment Date:
Bonus Issue		Issue and allotment Date:
Scrip Dividend		Issue and allotment Date:
Repurchase of share		Cancellation Date:
Redemption of share		Redemption Date:
Consideration issue	Price:	Issue and allotment Date:
Others (Please specify)	Price:	Issue and allotment Date:

Total No. of ordinary shares/preference shares/other classes of shares increased/(decreased) during the month: Nil

Remarks:

Authorised Signatory: _____

Name: Peter LEE Yip Wah

Title: Secretary

Note:

All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

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